UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

Cabela’s Incorporated

(Name of Issuer)

Class A Common Stock, $0.01 par value

(Title of Class of Securities)

126804 30 1

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 126804 30 1

1	Name of reporting persons. I.R.S. Identification No. of above person (entities only). Richard N. Cabela
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with:	5	Sole voting power: 0(1)
	6	Shared voting power: 0
	7	Sole dispositive power: 0(1)
	8	Shared dispositive power: 0
9	Aggregate amount beneficially owned by each reporting person 0
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 0%
12	Type of reporting person IN

(1)	Mr. Cabela passed away on February 17, 2014.

CUSIP No. 126804 30 1

1	Name of reporting persons. I.R.S. Identification No. of above person (entities only). Mary A. Cabela
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with:	5	Sole voting power: 17(1)
	6	Shared voting power: 0
	7	Sole dispositive power: 17(1)
	8	Shared dispositive power: 0
9	Aggregate amount beneficially owned by each reporting person 17
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 0%
12	Type of reporting person IN

(1)	Includes 17 shares of common stock held in the Cabela’s Incorporated 401(k) Savings Plan, consisting of 17 shares of common stock held in the Issuer’s stock fund. The number of shares allocated to Mrs. Cabela in the Issuer’s stock fund is equal to her December 31, 2014, account balance in the Issuer’s stock fund divided by the closing price of the Issuer’s common stock on December 31, 2014. The Issuer’s stock fund in its 401(k) Plan is unitized for those participants holding unrestricted stock and as such does not itself allocate a specific number of shares to participants.

CUSIP No. 126804 30 1

1	Name of reporting persons. I.R.S. Identification No. of above person (entities only). Cabela’s Family, LLC 47-0826737
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization State of Nebraska
Number of shares beneficially owned by each reporting person with:	5	Sole voting power: 5,753,211
	6	Shared voting power: -0-
	7	Sole dispositive power: 5,753,211
	8	Shared dispositive power: -0-
9	Aggregate amount beneficially owned by each reporting person 5,753,211
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 8.1%
12	Type of reporting person OO

Item 1.

a.	Name of Issuer:

Cabela’s Incorporated (the “Issuer”)

b.	Address of Issuer’s Principal Executive Offices:

One Cabela Drive

Sidney, NE 69160

Item 2.

a.	Name of Person Filing:

(1) Richard N. Cabela (“Mr. Cabela”); (2) Mary A. Cabela (“Mrs. Cabela”); and (3) Cabela’s Family, LLC (the “LLC”)

b.	Address of Principal Business Office:

(1)	Mr. Cabela:

Richard N. Cabela

One Cabela Drive

Sidney, NE 69160

(2)	Mrs. Cabela:

Mary A. Cabela

One Cabela Drive

Sidney, NE 69160

(3)	The LLC:

Cabela’s Family, LLC

One Cabela Drive

Sidney, NE 69160

c.	Citizenship:

(1)	Mr. Cabela:

United States of America

(2)	Mrs. Cabela:

United States of America

(3)	The LLC:

State of Nebraska, U.S.A.

d.	Title of Class of Securities:

Common Stock, par value $0.01

e.	CUSIP Number:

126804 30 1

Item 3. If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a(n): N/A

a.	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

b.	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

c.	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

d.	☐	Investment company registered under section 8 of the Investment Company Act (15 U.S.C. 80a-8);

e.	☐	Investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E);

f.	☐	Employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F);

g.	☐	Parent holding company or control person in accordance with section 240.13d-1(b)(ii)(G);

h.	☐	Savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

i.	☐	Church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

j.	☐	Non-U.S. institution in accordance with section 240.13d-1(b)(1)(ii)(J);

k.	☐	Group, in accordance with section 240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership

a.	Amount Beneficially Owned:

(1)	Mr. Cabela: 0

(2)	Mrs. Cabela: 17

(3)	The LLC: 5,753,211

b.	Percent of Class:

(1)	Mr. Cabela: 0%

(2)	Mrs. Cabela: 0%

(3)	The LLC: 8.1%

c.	Number of shares as to which such person has:

i.	Sole power to vote or to direct the vote:

(1)	Mr. Cabela: -0-

(2)	Mrs. Cabela: 17

(3)	The LLC: 5,753,211

ii.	Shared power to vote or to direct the vote:

(1)	Mr. Cabela: -0-

(2)	Mrs. Cabela: -0-

(3)	The LLC: -0-

iii.	Sole power to dispose or to direct the disposition of:

(1)	Mr. Cabela: -0-

(2)	Mrs. Cabela: 17

(3)	The LLC: 5,753,211

iv.	Shared power to dispose or to direct the disposition of:

(1)	Mr. Cabela: -0-

(2)	Mrs. Cabela: -0-

(3)	The LLC: -0-

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Mr. Cabela passed away on February 17, 2014. Mrs. Cabela no longer beneficially owns five percent of the class of securities.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Other than as described in Item 4, the members of the LLC (which consist of Mrs. Cabela and certain trusts created for the benefit of Mrs. Cabela and her children) have the right to receive the dividends from, or the proceeds from the sale of, the 5,753,211 shares of the Issuer’s Class A Common Stock held by the LLC.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

N/A

Item 8.	Identification and Classification of Members of the Group

N/A

Item 9.	Notice of Dissolution of Group

N/A

Item 10.	Certifications

N/A

Exhibits:

Exhibit 1:	Joint Filing Agreement

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2015

/s/ Mary A. Cabela
Mary A. Cabela, individually and as Personal Representative of the Estate of Richard N. Cabela

CABELA’S FAMILY, LLC

By:	/s/ Mary A. Cabela
Mary A. Cabela, Authorized Representative